SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, $0.00002 par value

(Title of Class of Securities)

47759T100(1)

(CUSIP Number)

October 27, 2020

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The CUSIP reported herein applies to the Issuer’s American Depositary Shares (“ADS”), each representing four ordinary shares.

CUSIP No. 47759T100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 8,929,796(2)
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 8,929,796(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,929,796(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.0%(3)(4)
12.	Type of Reporting Person (See Instructions) OO

2 The number of shares beneficially owned includes ordinary shares represented by ADS.

3 Based upon 177,883,656 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s September 24, 2020 Form 6-K.

4 On October 27, 2020, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5% of the class of securities. On October 30, 2020, D. E. Shaw & Co., L.L.C. became the beneficial owner of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of October 30, 2020.

CUSIP No. 47759T100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 10,095,480(2)
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 10,115,080(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,115,080(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.7%(3)(4)
12.	Type of Reporting Person (See Instructions) IA, PN

2 The number of shares beneficially owned includes ordinary shares represented by ADS.

3 Based upon 177,883,656 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s September 24, 2020 Form 6-K.

4 On October 27, 2020, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5% of the class of securities. On October 30, 2020, D. E. Shaw & Co., L.L.C. became the beneficial owner of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of October 30, 2020.

CUSIP No. 47759T100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 10,095,480(2)
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 10,115,080(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,115,080(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.7%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

2 The number of shares beneficially owned includes ordinary shares represented by ADS.

3 Based upon 177,883,656 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s September 24, 2020 Form 6-K.

4 On October 27, 2020, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5% of the class of securities. On October 30, 2020, D. E. Shaw & Co., L.L.C. became the beneficial owner of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of October 30, 2020.

Item 1.
(a)	Name of Issuer
JinkoSolar Holding Co., Ltd.

(b)	Address of Issuer's Principal Executive Offices
1 Jingke Road Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Ordinary Shares, $0.00002 par value
(e)	CUSIP Number
47759T100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of October 30, 2020:

(a)	Amount beneficially owned:

D. E. Shaw & Co., L.L.C.:

8,929,796 shares

This is composed of (i) 4,921,884 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 480,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,511,248 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 11,464 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (v) 5,200 shares in the name of D. E. Shaw U.S. Broad Market Core Alpha Extension Special Portfolios II (MA), L.L.C.

D. E. Shaw & Co., L.P.:

10,115,080 shares

This is composed of (i) 4,921,884 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 480,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,511,248 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 11,464 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (v) 1,190,484 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

10,115,080 shares

This is composed of (i) 4,921,884 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 480,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,511,248 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 11,464 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (v) 1,190,484 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	5.0% 5.7%
David E. Shaw:	5.7%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	-0- shares -0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	8,929,796 shares 10,095,480 shares
David E. Shaw:	10,095,480 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	-0- shares -0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.: D. E. Shaw & Co., L.P.:	8,929,796 shares 10,115,080 shares
David E. Shaw:	10,115,080 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C. and D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw U.S. Broad Market Core Alpha Extension Special Portfolios II (MA), L.L.C. and the managing member of D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 10,095,480 shares, and the shared power to dispose or direct the disposition of 10,115,080 shares, the 10,115,080 shares as described above constituting 5.7% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 10,115,080 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: November 6, 2020

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw